UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PENSKE AUTOMOTIVE GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
3.5% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2026
(Title of Class of Securities)
909440AG4 and 909440AH2
(CUSIP Number of Class of Securities)
Shane M. Spradlin
Executive Vice President and General Counsel
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan 48302-0954
(248) 648-2500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$150,602,000	$17,484.89

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.5% Senior Subordinated Convertible Notes due 2026 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of March 2, 2011, there was $150,602,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $150,602,000.

(2)	The amount of the filing fee was calculated at a rate of $116.10 per $1,000,000 of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. The filing fee was paid on March 3, 2011 in connection with the filing of the original Schedule TO.

Amount Previously Paid: $17,102	Filing Party: Penske Automotive Group, Inc.
Form or Registration No.: 005-49667	Date Filed: May 6, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the Securities and Exchange Commission on March 3, 2011, by Penske Automotive Group, Inc. (the “Company”) with respect to the rights of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of the 3.5% Senior Subordinated Convertible Notes due 2026 (the “Notes”), dated March 3, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).
This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.
This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:
The Holders’ right to surrender their Notes for purchase (the “Put Option”) to the Company pursuant to the Option Documents expired at 5:00 p.m., New York City time, on March 31, 2011 (the “Expiration Date”). The Company has been advised by The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”), that Notes in an aggregate principal amount of $87,278,000 were validly surrendered on the Expiration Date. The Company has accepted for purchase all of these Notes for a purchase price of $1,000 in cash per $1,000 principal amount. The Company has delivered the aggregate purchase price of $87,278,000 for the accepted Notes to the Paying Agent for distribution to the Holders. Following the Company’s purchase of the Notes pursuant to the Put Option, $63,324,000 in aggregate principal amount of the Notes remains outstanding.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2011	PENSKE AUTOMOTIVE GROUP, INC.
	By:	/s/ Shane M. Spradlin
Shane M. Spradlin
Executive Vice President, General Counsel & Secretary